Energy Fuels Amends the Date of its Annual & Special
Meeting; Adds Approval of the Uranerz Acquisition to the
Meeting

May 21, 2015

Lakewood, Colorado– Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels” or the “Company”) announced today that is has amended the date of its previously announced annual and special meeting of shareholders (the “Meeting”). The Meeting, which was originally scheduled for June 16, 2015, will now be held at 10:00 am on June 18, 2015. The record date of April 20, 2015 for the Meeting has not changed. At the Meeting, shareholders will be asked to consider the previously announced acquisition of Uranerz Energy Corporation (“Uranerz”) by Energy Fuels (the “Transaction”), in addition to the election of directors, appointment of auditors, consideration of the extension of the Shareholder Rights Plan, and consideration of the Company’s 2015 Omnibus Equity Incentive Plan.

Electronic copies of investor materials related to the Meeting, including the amended Notice of Meeting and amended Management Information Circular which provide details regarding the Transaction, may be found at and downloaded from www.meetingdocuments.com/cst/EFR or under the Company’s profile on SEDAR at www.sedar.com. Shareholders are urged to carefully read and consider the amended Management Information Circular before voting on the matters described therein.

Uranerz is also expected to schedule its shareholder meeting to consider the Transaction for June 18, 2015, assuming the US Securities and Exchange Commission declares the Registration Statement on Form F-4 related to the Transaction effective next week.

Assuming the Registration Statement is declared effective next week, requisite shareholder approvals are obtained at the respective shareholder meetings, and all other conditions to closing are satisfied or waived, this would allow for a closing of the Transaction to occur as early as June 19, 2015.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORPORATION AND ENERGY FUELS INC.

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz. This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also have or plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents as they become available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, as applicable, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its annual report on Form 10-K for the year-ended December 31, 2014, which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of Energy Fuels can be found in its annual information form dated March 18, 2015, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to statements relating to: assumptions with respect to the timing for the Registration Statement on Form F-4 being declared effective by the SEC; the satisfaction or waiver of all conditions to closing; the ability of the Company and Uranerz to close the Transaction; and any possible closing date for the Transaction. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with the assumed time by which the Company’s Registration Statement on Form F-4 will be declared effective by the SEC; the satisfaction or waiver of all conditions to closing; whether the Transaction will close and the timing of the closing; and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Investor Relations Inquiries:

Curtis Moore, VP - Marketing & Corporate Development
(303) 974-2140 or (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com